TANK SPORTS, INC.
10925 Schmidt Road
El Monte, California 91733
(626) 350-4039

July 2, 2008

Ms. Ta Tanisha Meadows
Staff Accountant
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Reply Your Comment on
Tank Sports, Inc. Item 4.01 Form 8-K
Filed June 26, 2008
File No. 333-129910

Dear Ms. Meadows,

We have received your comments on June 27, 2008 and have decided to file an 8-K amendment to make all the revisions in regards. We will file this 8-K/A after this response letter.

Comment #1: Please note that the date of the report should be the date of the earliest event reported.
Response: Noted

Comment #2: We note your disclosure in paragraphs(a)i. and (b) i. that the board of directors dismissed Kabani and appointed UIAC as your independent registered accounting firm. Please specifically state whether the decision to change accountants was recommended or approved by the board of directors or any audit or similar committee of the board of directors. Refer to paragraph (a)(I)(iii) of Item 304 of Regulation S-K.
Response: We have revised our 8-K and specifically stated the board of directors approved the decision to change accountants.

Comment #3: Please Clarify your disclosure in paragraph (a)ii. That the reports of Kabani included an explanatory paragraph with respect to your ability to continue as a going concern as opposed to a qualification with respect to uncertainty as to your ability to continue as a going concern. Refer to Auditing Standards Codification AU Section 341.
Response: Based on your comment, we have revised the item’s wording to make our disclosure clear.

Comment #4: Please review your disclosure in the paragraph (a)iii. To include the subsequent interim period through June 23, 2008 as opposed to May 8, 2008. Refer to paragraph (a)(I)(iv) of Item 304 of Regulation S-K.
Response:  Noted

Comment #5 Please revise your disclosure in paragraph (a)iv. To include the two most recent fiscal years and subsequent interim period through June 23, 2008 as opposed to the most recent audit period and interim period through June 23, 2008. Refer to paragraph (a)(I)(v) of Item 304 of Regulation S-K.
Response: Revised.

Comment #6 Please file an updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended filing. The exhibit should be filed as Exhibit 16. Refer to Item 601(b)(16) of Regulation S-K. Also, please revise to include a list of exhibits filed as part of the report under Item 9.01 of Form 8-K.
Response: We have requested our former accountant wrtie another letter after they reviewed the revised version. We have added the Item 9.01 to list of exhibits filed with the Form 8-K.

Tank Sports Management Acknowledging:

We understand the company is fully responsible for the adequacy and accuracy of the disclosure in the file;

We understand the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

We understand the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jing Jing Long
Jing Jing Long
Principal Executive Officer

Tank sports, Inc.